                                                                  Exhibit (a)(i)


                           Offer to Purchase for Cash

                          Quadrangle Associates II LLC

  is offering to purchase up to 1,384 units of limited partnership interest in

               Winthrop California Investors Limited Partnership,

                         a Delaware Limited Partnership,

                           for $2,000 per unit in Cash



Our purchase price is $500 per unit more than the purchase price being offered by Sutter/Jamboree Acquisition Fund, LLC in a competing offer.

The general partners of your partnership have recommended that you not accept the Sutter offer.

Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on January 31, 2000, unless we extend the deadline.

Our offer is not subject to any minimum number of units being tendered.

We will purchase up to 1,384 (39.5%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to us or if units have been purchased in the competing offer, we will accept units on a pro rata basis according to the number of units tendered by each person.

We are an affiliate of your general partners and are making this offer with a view towards making a profit.

You will not pay any fees or commissions to us if you tender your units.


         See "Risk Factors" beginning on page 1 of this offer to purchase for a description of risk factors that you should consider in connection with our offer, including the following:

         o        We are making our offer to make a return on our investment.
                  Accordingly, in establishing our purchase price, we were motivated to set the lowest price for the units that might be acceptable to you consistent with our objectives. Such objectives and motivations may conflict with your interest in receiving the highest price for your units.

         o Our purchase price of $2,000 is not based on any third party appraisal or valuation. In addition, the purchase price was determined without any arms-length negotiations with your partnership. No independent person has given an opinion on the fairness of our offer, and no representation is made by us or the general partner of your partnership on the fairness of our offer.

         o If you tender your units you will be giving up future potential benefits from owning the units, including receiving any future distributions from your partnership.

         o You may receive more value by retaining your units until your partnership is liquidated rather than by tendering your units to us.

         o We are an affiliate of the general partners of your partnership. Accordingly, there are certain conflicts of interest for the general partners of your partnership.

         o If we acquire a substantial number of units, we will increase our influence on, and may be able to direct, voting decisions by your partnership.

         To accept our offer, please execute the enclosed letter of transmittal and return it to us, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see "Procedures for Tendering Units"). If you have already tendered your units in the offer being made by Sutter/Jamboree Acquisition Fund, LLC (the "Sutter Offer") and you desire to tender your units to us, our letter of transmittal provides for a withdrawal of your tender in the Sutter Offer, which we will in turn forward to North Coast Securities, Inc. If we increase our purchase price, you will receive the increased price even if you tendered your units before the increase. Questions and requests for assistance or for additional copies of this offer to purchase, the letter of transmittal should be directed to us at (888) 448-5554.


                                 January 3, 2000

                                TABLE OF CONTENTS


                                                                                             Page
                                                                                             ----
INTRODUCTION.....................................................................................1

RISK FACTORS.....................................................................................1

THE TENDER OFFER.................................................................................3

        Section 1.   Terms of the Offer..........................................................3
        Section 2.   Proration; Acceptance for Payment and Payment for Units.....................3
        Section 3.   Procedures for Tendering Units..............................................4
        Section 4.   Withdrawal Rights...........................................................5
        Section 5.   Extension of Tender Period; Termination; Amendment..........................6
        Section 6.   Certain Federal Income Tax Consequences.....................................6
        Section 7.   Effects of the Offer........................................................9
        Section 8.   Future Plans................................................................9
        Section 9.   Certain Information Concerning Your Partnership............................10
        Section 10.  Conflicts of Interest and Transactions with Affiliates.....................18
        Section 11.  Certain Information Concerning Us..........................................19
        Section 12.  Source of Funds............................................................20
        Section 13.  Background of the Offer....................................................20
        Section 14.  Conditions of the Offer....................................................23
        Section 15.  Certain Legal Matters......................................................24
        Section 16.  Fees and Expenses..........................................................24
        Section 17.  Miscellaneous..............................................................25

        Schedule 1   Information With Respect to the Executive Officers and
                     Directors of WIN Manager Corp.





                                      (i)

                                  INTRODUCTION
                                  ------------

         We are offering to purchase up to 1,384 units, representing approximately 39.5% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $2,000 per unit, net to the seller in cash, without interest, less any distributions paid after the date hereof and prior to the expiration date. We are affiliated with your general partners and our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

         Our offer will expire at 12:00 midnight, New York City time, on January 31, 2000, unless we have extended the period of time during which the offer is open. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions and mail the letter of transmittal and any other required documents to us. Furthermore, if you have previously tendered your units to Sutter/Jamboree Acquisition Fund LLC and its affiliates pursuant to the Sutter Offer and you desire to receive the higher price being offered by us, by initialing the appropriate box on the cover of our letter of transmittal and returning the letter of transmittal to us by the expiration date of the Sutter Offer, you will withdraw your tender in the Sutter Offer. We will in turn forward the withdrawal to North Coast Securities, Inc., the depository for the Sutter Offer. See "The Tender Offer" Section 3, Procedures for Tendering. You may withdraw your tender of units to us at any time prior to the expiration date of our offer.

         We have been advised by your general partners that your partnership does not intend to effect any transfers of units pursuant to either our offer or the Sutter Offer until such time as current financial information is available to you. As discussed below, due to a dispute with the general partner of Crow Winthrop Development Limited Partnership (the "development partnership"), an entity in which your partnership holds a 25% limited partnership interest, your partnership has only recently been provided with some of the financial information necessary to complete its financial statements for the years ended December 31, 1997 and 1998. On December 22, 1999, your partnership filed its annual report on Form 10-K for 1998 with the Securities and Exchange Commission. The annual report contains certain financial information on the development partnership but does not contain audited financial statements of your partnership. Your partnership anticipates that such financial statements will be available within a few weeks.

         Our affiliates currently beneficially own 1,023 units representing approximately 29.23% of the outstanding units. None of the units owned by our affiliates will be tendered in the offer.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.



                                  RISK FACTORS
                                  ------------

         Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:


Lack of Financial Information

         Because of the continuing failure of the general partner of the development partnership to provide your partnership with the necessary financial information, your partnership was not able to complete its quarterly and annual filings with the Securities and Exchange Commission since September 1997.


Offer Price May Not Represent the Value of Your Units

         There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price may not reflect the price that you could receive in the open market for your units which could be higher than our offer price. According to information provided by your general partners, between November 1, 1998 and October 31, 1999, the only sales of units that occurred were the

128 units acquired by Sutter Opportunity Fund, LLC, an affiliate of the purchaser in the Sutter Offer, in July 1999 for $750 per unit.


Uncertainty of Realizing Benefits from Ownership of Development Partnership

         Your partnership's most significant asset is a 25% limited partnership interest in the development partnership. The development partnership owns approximately 90 acres of land in Orange County, California. During the past several years your partnership has been involved in a series of disputes with the general partner of the development partnership that are described on pages 15-17. The ongoing litigation with the general partner of the development partnership may prevent your partnership from realizing the full estimated value of its interest in the development partnership. Because of the disputes with the general partner, we have estimated that the liquidation value of your partnership's interest in the development partnership may be as low as $1,864 per unit rather than the full estimated value. The value of your units will increase if the partnership is able to favorably resolve the disputes with the general partner of the development partnership. However, your partnership may not be able to resolve those disputes.


Estimate of Value of Partnership

         We have estimated that the liquidation value of your partnership as of November 30, 1999 is $3,514 per unit. Our estimate may not reflect the current market value of your partnership's assets and the value of your units would increase if the ongoing disputes involving the development partnership were resolved in favor of your partnership. See "Section 13. Background of the Offer-Valuation of Units"


Loss of Future Benefits from Your Ownership of Units

         If you tender your units in response to our offer you will transfer to us all right, title and interest in and to all of the units we accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to us, such as future distributions by your partnership, including distributions resulting from a favorable resolution of disputes relating to the development partnership and your partnership's exercise of a buy-sell right relating to the development partnership.


Disputes Involving Jamboree LLC

         Your partnership owns a 9.9% interest in Jamboree LLC. Jamboree LLC owns an approximately 1.6 million square foot office facility in Orange County, California. The office facility is located adjacent to property owned by the development partnership. Jamboree LLC is also involved in various lawsuits with the general partner of the development partnership. These ongoing disputes between Jamboree LLC and the development partnership have an adverse impact on the value of your partnership's interest in both Jamboree LLC and the development partnership.


Possible Increase in Control of Your Partnership by Us

         Our affiliates currently beneficially own approximately 29.23% of the outstanding units. The more units we acquire, the more we are able to influence limited partner voting decisions of your partnership, including decisions on the removal of your general partners, amendment of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership. If we were to acquire at least 728 units in our offer, together with our affiliates we would hold a majority of your partnership's limited partnership interests and, therefore, have the right to effect most matters on which limited partners are entitled to vote.


Alternatives to Selling Us Your Units

         The original anticipated holding period of your partnership's assets was through December 31, 1995. However, your partnership is not required to be dissolved until December 31, 2035. Instead of selling us your units you and other limited partners in your partnership could propose alternative actions such as liquidating your partnership.


Conflicts of Interest

         Since our affiliates receive fees for managing and administering your partnership and its assets, a conflict of interest exists for your general partners between continuing the partnership and receiving such fees, and liquidating the partnership.


Sale of Your Units Will Be a Taxable Transaction

         Most unitholders will realize a capital loss on a sale of their units in our offer. We also believe that, as a result of a special tax election made by most unitholders in connection with a prior debt restructuring involving your partnership, most unitholders will also realize ordinary income on a sale. Your after-tax benefit (or cost) from a sale will be based on a number of factors including your tax basis in the units sold, whether you have unused passive activity losses from your partnership and, if so, whether you sell all of your units, and whether (assuming you sell at a loss) you have capital gains against which to offset your capital loss. We recommend that you consult with your tax advisor prior to tendering your units to determine your particular tax situation.


Holding Units May Result in Greater Future Value

         You might receive more value if you retain your units until your partnership is liquidated.


Continuation of the Partnership

         Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated. However, it is anticipated that your general partners may seek to exercise its buy/sell right with respect to the development partnership which may enable your partnership to liquidate its investment in the development partnership. "See
Section 8. Future Plans."



                                THE TENDER OFFER
                                ----------------

         Section 1. Terms of the Offer. Upon the terms of the offer, we will accept (and thereby purchase) up to 1,384 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" shall mean 12:00 Midnight, New York City time, on January 31, 2000, unless we have extended the period of time during which the offer is open, in which case the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer.

         Our offer is subject to satisfaction of certain conditions. The offer is not conditioned upon any minimum amount of units being tendered. See Section 14, which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, we may (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer.

         Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of units validly tendered on or before the expiration date (and not properly withdrawn) is 1,384 or less and no units are purchased prior to such time under the Sutter Offer, we will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 1,384 units are validly tendered on or prior to the expiration date (and not properly withdrawn and no units are purchased prior to such time under the Sutter Offer), we will accept for payment an aggregate of 1,384 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner (with appropriate adjustments to avoid purchases of fractional units). If units are purchased under the Sutter Offer prior to the expiration date of our offer, we will accept for payment to the extent validly tendered (and not properly withdrawn) a number of units equal to 1,384 less the number of units so purchased under the Sutter Offer on a pro rata basis according to the number of units validly tendered by each limited partner (with appropriate adjustments to avoid purchases of fractional units).

         We will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the expiration date. In all cases, the payments for units purchased pursuant to the offer will be made only after timely receipt by us of a properly completed and duly executed letter of transmittal (or a facsimile thereof), and any other documents required pursuant to the terms hereof or by the letter of transmittal. (See "Section 3. Procedures for Tendering Units".)

         For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units when, as and if we give verbal or written notice to your general partner of our acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will be made by transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.

         If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by us. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under Section 14 of this offer to purchase, we may retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in Section 4 of this offer to purchase; subject, however, to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.


         Section 3.  Procedures for Tendering Units.

         Valid Tender. In order for you to participate in our offer, your units must be validly tendered and not withdrawn on or prior to the expiration date. To validly tender your units, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal must be received by us, at our address set forth on the back cover of this offer to purchase, on or prior to the expiration date. You must tender all of the units owned by you in order for the tender to be valid. No alternative, conditional or contingent tenders will be accepted.

         Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no notarization or signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must either be notarized or guaranteed by an Eligible Institution.

         In order for you to take part in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

         The method of delivery of the letter of transmittal and all other required documents is at your option and risk of delivery will be deemed made only when actually received by us.

         Withdrawal of Units Tendered Pursuant to the Sutter Offer. If you have tendered your units pursuant to the Sutter Offer and you wish to receive a greater price for your units by tendering your units to us pursuant to this offer, you must withdraw your tender in the Sutter Offer by following the procedures set forth below. In order to withdraw your tender in the Sutter Offer, you must do so in accordance with the applicable procedures set forth in
Section 4 of the Sutter Offer and the related Letter of Transmittal. If you require assistance in withdrawing your tender, please call us at (888) 448-5554. The Sutter Offer provides, in relevant part:

              "For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the [Letter of Transmittal attached to the Sutter Offer]. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed."

         For your convenience, our letter of transmittal, when properly completed and timely delivered to us, will enable you to withdraw your tender pursuant to the Sutter Offer. To properly withdraw your tender in the Sutter Offer, the letter of transmittal or any other appropriate form of "Notice of Withdrawal" which complies with the withdrawal requirements of Section 4 of the Sutter Offer should be sent to us (in the case of a letter of transmittal) or North Coast Securities, Inc. (with respect to all other Notices of Withdrawal) by no later than the expiration date of the Sutter Offer (currently, December 31, 1999).

         Backup Federal Income Tax Withholding. If you tender your units and you are not a corporation or foreign individual, you may be subject to 31% backup federal income tax withholding unless you provide us with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Substitute Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Substitute Form W-9, we will be required to withhold 31% (and if you fail to provide your TIN, an additional $50 or such other amount as may be imposed by law) from the purchase price payment made to you. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Matters."

         FIRPTA Withholding. If you are a foreign person and you tender your units, we will be required, in certain instances, to withhold a tax equal to 10% of the amount realized on the sale (i.e., the purchase price plus the partnership liabilities allocable to each unit sold) unless you complete and sign the FIRPTA Affidavit included in the letter of transmittal certifying your TIN and your address and that you are not a foreign person. See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Matters."

         Other Requirements. By executing the letter of transmittal, you are irrevocably appointing us and our designees, in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment and purchased by us. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all of your voting and other rights as a limited partner as we in our sole discretion may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled. In addition, by executing the letter of transmittal, you also assign to us all of your rights to receive distributions from the partnership with respect to units which we have accepted for payment and purchased pursuant to the offer. (See "Section 6. Certain Federal Income Tax Matters".)

         Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding. Neither we, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

         Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer and the related letter of transmittal.


         Section 4. Withdrawal Rights. You may withdraw tendered units at any time prior to the expiration date and after the 60th day following the date of this offer to purchase, if the units have not been previously accepted for payment.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by us at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

         If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, we may retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

         Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered by following any of the procedures described in Section 3 at any time prior to the expiration date.


         Section 5. Extension of Tender Period; Termination; Amendment. We expressly reserve the right, in our sole discretion, at any time and from time to time (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) upon the occurrence of any of the conditions specified in Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for and (iii) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both). Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

         If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for units pursuant to our offer for any reason, then, without prejudice to our rights under the offer, we may retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

         If we make a material change in the information concerning the offer or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.


         Section 6. Certain Federal Income Tax Matters. The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in our offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of our offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to our offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN OUR OFFER.

         You will recognize gain or loss on a sale of units in our offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain and decreased by your share of your partnership's losses and distributions. Your adjusted tax basis in your units also was decreased by your share of your partnership's debt discharge income resulting from the 1997 debt restructuring involving your partnership (see "Section 9. Certain Information Concerning Your Partnership") if you elected to defer recognizing your share of such income. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your partnership's liabilities that are allocable to the unit.

         You will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's limited partnership agreement concerning transfers of units. Such allocations and any cash distributed by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in our offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in our offer through the end of the calendar quarter in which the units are sold, but we will receive all future distributions made with respect to your units.

         We believe that most unitholders elected to defer recognizing their share of your partnership's 1997 debt discharge income, and that, if you made the election to defer the income, you will realize ordinary income of $6,571 per unit (based on adjustments resulting from your deferral election through December 31, 1998) and a capital loss on a sale of your units in our offer. Based on the results of your partnership's operations through December 31, 1998, and without giving effect to your partnership's operations, transactions or distributions after that date, we estimate that, if you purchased your units in your partnership's original offering, then, depending on your date of entry and whether you paid the purchase price for your units in full when you subscribed or in installments, your loss on the sale will be between ($10,812) per unit for units paid for in full in August 1985 and ($22,271) per unit for units paid for in full in December 1986, or between ($12,340) per unit for units acquired in August 1985 and paid for in installments and ($23,271) per unit for units acquired in December 1986 and paid for in installments. (If you did not elect to defer recognizing your share of your partnership's 1997 debt discharge income and you purchased your units in your partnership's original offering, then we estimate that you will realize a tax loss on a sale of your units in our offer of between ($26,950) per unit for units paid for in full in August 1985 and ($38,409) per unit for units paid for in full in December 1986, or between ($28,478) per unit for units acquired in August 1985 and paid for in installments and ($39,409) per unit for units acquired in December 1986 and paid for in installments.) We also estimate that, if you purchased your units in your partnership's original offering and elected to defer recognizing your share of your partnership's 1997 debt discharge income, you may have "suspended" passive activity losses (i.e., tax losses that you could not previously deduct under the passive activity loss rules described below) from your partnership (based on results of operation through December 31, 1998) of between $40,226 per unit for units acquired in August 1985 and $43,812 per unit for units acquired in December 1986, subject to reduction to the extent you utilized any of such losses to offset your passive activity income from other investments. (If you did not elect to defer recognizing your share of your partnership's 1997 debt discharge income and you purchased your units in your partnership's original offering, then we estimate that you may have suspended passive activity losses from your partnership, based on results of operation through December 31, 1998 and subject to reduction to the extent you utilized such losses to offset your passive activity income from other investments, of between $17,517 per unit for units acquired in August 1985 and $21,103 per unit for units acquired in December 1986.) Under the passive activity loss rules (discussed below), your unused passive activity losses from your partnership would first be applied to offset any ordinary income realized by you on your sale of units in our offer (assuming you elected to defer recognizing your share of your partnership's 1997 debt discharge income) and, to the extent of any remaining unused passive activity losses, should be deductible by you from your other income (subject to any other applicable limitations) if you sell all your units in our offer.

         Except for ordinary income estimated at $6,571 per unit, if you elected to defer recognizing your share of your partnership's 1997 debt discharge income, your gain or loss on a sale of a unit in our offer generally will be treated as a capital gain or loss assuming you held the unit as a capital asset. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 20%; however, their gain attributable to straight-line depreciation deductions is taxed at a federal income tax rate of 25%. The maximum federal income tax rate for other income of such persons is 39.6%. Capital losses can offset capital gains but not ordinary income, even if ordinary income is realized on the sale, except that non-corporate taxpayers may deduct up to $3,000 of their capital losses for the year in excess of their total capital gains for the year against their ordinary income. Therefore, if you have a net capital loss for the year of sale, such loss could offset up to $3,000 of ordinary income that you realize on a sale of your units in our offer. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

         Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer or closely held corporation, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income. As a result, you may have suspended passive activity losses from your partnership. Such losses would first be applied to offset any ordinary income that you realize on a sale of your units in our offer. If you sell all your units in our offer, then your remaining suspended passive activity losses (if any) from your partnership, as well as any loss you recognize on the sale of your units in our offer, generally could be deducted by you in the year of sale (subject to any other applicable limitations). If you do not sell all of your units, then your loss on the sale and your remaining suspended passive activity losses (if any) from your partnership would be deductible by you only to the extent of your passive activity income from your partnership or from other sources.

         In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 108.6% if the preceding tax year is 1999, 110% if the preceding tax year is 2000, 112% if the preceding tax year is 2001 and 110% if the preceding tax year is 2002 or thereafter. Accordingly, if you are an individual and you elect to pay estimated taxes for 2000 equal to 108.6% of your tax liability for 1999, you would be able to defer payment of taxes, if any, associated with a sale of your units until April, 2001, whereas if you elect to pay estimated taxes for 2000 equal to 90% of your estimated tax liability for 2000, you will have to make quarterly estimated tax payments on account of your tax liability, if any, on a sale of your units in 2000.

         Your partnership's assets are debt-financed. Accordingly, the foregoing discussion of certain tax consequences of selling units in our offer generally will be relevant to you, even if you are a tax-exempt investor, and should be reviewed by you with your tax advisor. If you are a tax-exempt investor described in section 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, you also should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

         In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

         Information Reporting, Backup Withholding and FIRPTA. If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 31% with respect to the payment of the purchase price, you will have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

         If you are a foreign person (as defined in the Code), your gain, if any, on the sale of your units in our offer will be subject to federal income tax under the Foreign Investment in Real Property Tax Act, and we will be required to deduct and withhold 10% of the amount realized by you on the sale. Amounts withheld would be creditable against your federal income tax liability and, if in excess thereof, you could obtain a refund from the Internal Revenue Service by filing a U.S. federal income tax return. See the instructions to the letter of transmittal.

         Section 7.  Effects of the Offer.

         Limitations on Resales. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes (which termination may occur when 50% or more of the units are transferred in a twelve-month period) are not permitted. Depending upon the number of units tendered in our offer and the Sutter Offer, sales of units on the secondary market for the twelve-month period following completion of our offer may be limited. The partnership will not process any requests for transfers of units during such twelve-month period which the general partners of your partnership believe may cause a tax termination. In determining the number of units subject to our offer, we took this restriction into account so as to permit historical levels of transfers to occur after consummation of our offer without violating this restriction.

         Effect on Trading Market. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units through secondary market transactions.

         Influence on Limited Partner Voting Decisions by Us and our Affiliates. We will have the right to vote each unit that we purchase in the offer. Our affiliates currently own 29.23% of the units. Depending on the number of units that we purchase in the offer, we and our affiliates could be in a position to control the outcome of voting decisions with respect to your partnership. Accordingly, we and our affiliates could (i) prevent non-tendering limited partners from taking action they desire but that we and our affiliates oppose and (ii) take action desired by us and our affiliates but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partners; dissolving your partnership; selling all or substantially all of your partnership's assets; and causing most types of amendments to the partnership agreement. When voting on matters, we and our affiliates will vote units owned and acquired by us, in our interest, which, because of our affiliation with your general partners, may also be in the interest of your general partners.

         The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. Our purchase of units pursuant to the offer will not result in the units becoming eligible for deregistration under Section 12(g) of the Exchange Act.


         Section 8. Future Plans. We are seeking to acquire units primarily for investment purposes and with a view to making a profit. Following the completion of our offer, we and/or persons related to or affiliated with us may acquire additional units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the units in our offer, and may be for cash or other consideration. We also may consider disposing of some or all of the units in our offer to persons not yet determined, which may include our affiliates. There can be no assurance, however, that we will initiate or complete any subsequent transaction during any specific time period following the expiration date or at all.

         The development partnership's partnership agreement provides that if at any time either your partnership or the general partner in the development partnership believes in good faith that irreconcilable differences between them prevent the development partnership from achieving its purposes, either your partnership or the general partner may make a written offer to purchase the partnership interest of the other. The offer shall set forth a definite price based on a hypothetical sales price for the property then owned by the development partnership, assuming the property was sold for cash subject to existing debt and that all allocations and distributions were made to your partnership and the general partner in accordance with the terms of the development partnership's partnership agreement. The partner to whom an offer is made shall have 30 days to elect to either sell its partnership interest pursuant to the offer or to purchase for cash the interest of the other partner on the same terms as the offer made. In order to enable your partnership to receive as much as possible on account of a priority distribution of up to approximately $32,967,000 ($9,322 per unit), your general partner is presently considering exercising its rights under the buy-sell agreement. Your partnership may not exercise its buy-sell rights without first obtaining the consent of the holders of a majority of the outstanding units. We intend to vote any units which we acquire in our offer in favor of authorizing the exercise of the buy-sell rights if the consent of limited partners is sought. The general partner of the development partnership has disputed your partnership's entitlement to the priority distribution.

         Except as set forth in this Section 8, we do not have any present plans or intentions with respect to an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or a sale or refinancing of any of your partnership's properties. However, we expect that consistent with its fiduciary obligations, the general partner of your partnership will review opportunities presented to it to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of your partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.


         Section 9. Certain Information Concerning Your Partnership. As a result of an ongoing dispute with the general partner of the development partnership, since September 1997 your partnership had been unable to obtain the requisite financial information needed to complete its financial statements. As a result, your partnership has been unable to file its Annual Reports on Form 10-K for the years ended December 31, 1997 and 1998 and its Quarterly Reports on Form 10-Q for the fiscal quarters during 1998 and 1999. Your partnership has stated in its
Schedule 14D-9 filed in connection with the Sutter Offer that it has now obtained additional information on the operations of the development partnership and believes that within the next few weeks it will be able to deliver current financial statements of your partnership.

         Information included herein concerning your partnership is derived from your partnership's publicly-filed reports and from other information delivered to limited partners. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

         Your partnership was originally organized on January 24, 1985 as a Maryland limited partnership. On October 16, 1985, your partnership was reorganized under the laws of the State of Delaware. Its principal executive offices are located at 5 Cambridge Center, 9th floor, Cambridge, Massachusetts 02142. Its telephone number is (617) 234-3000. Your partnership was formed for the purpose of acquiring its interests in the development partnership and an operating partnership described below.

         On November 30, 1999, your partnership received a letter from counsel to the purchasers in the Sutter Offer notifying it of the Sutter Offer and providing a copy of the offering materials related thereto. The letter also contained a request that your partnership comply with certain provisions of the Exchange Act by either providing the purchasers in the Sutter Offer with a list of the name and address of, and the number of units held by, each limited partner of your partnership, or agreeing to mail the Sutter Offer offering materials to limited partners.

         On December 2, 1999, a representative of your partnership telephoned a representative of the purchasers in the Sutter Offer and stated that your partnership would neither provide the requested list of limited partner information nor agree to mail the Sutter Offer offering materials, and that a letter from your partnership's legal counsel would be forthcoming.

         On December 2, 1999, your partnership's legal counsel mailed a letter written on behalf of your partnership to counsel for the purchasers in the Sutter Offer. In the letter counsel indicated that (i) your partnership's agreement of limited partnership required (A) the prior written consent of your managing general partner to any assignment or transfer of units and (B) that any transfer of units comply with applicable Federal securities laws, (ii) as a result of the absence of current financial information with respect to your partnership, your managing general partner will not consent to any transfer of units made pursuant to the Sutter Offer, and (iii) the Sutter Offer does not comply with the disclosure requirements of the Exchange Act applicable to tender offers for limited partnership units, and, accordingly, your partnership is not required to comply with the request received on November 30th.

         On December 7, 1999, a representative of Sutter Opportunity Fund, LLC, an affiliate of the purchaser in the Sutter Offer, appeared at your partnership's office and delivered a letter demanding that they be permitted to inspect and copy the register of holders of units pursuant to the provisions of your partnership's limited partnership agreement and Delaware law. A representative of your partnership advised them that your partnership needed to consult with its counsel before responding.

         On December 8, 1999, Sutter Opportunity Fund, LLC commenced an action in the Delaware Chancery Court against your partnership and one of its general partners, Winthrop Financial Associates, A Limited Partnership ("WFA"), to obtain a list of the limited partners of your partnership.

         In a letter to limited partners dated December 9, 1999, your partnership indicated that, in accordance with the provisions of your partnership's partnership agreement, it had decided to restrict transfers of units under the Sutter Offer based on its belief that the Sutter Offer violates certain provisions of applicable securities laws and the absence of current financial information on your partnership sufficient to enable limited partners to make an informed decision as to whether to sell units. Your partnership also recommended that limited partners reject the Sutter Offer and disclosed that an affiliate of your general partners may be making an offer to purchase units at a price substantially above the price provided for in the Sutter Offer.

         On December 14, 1999, your partnership sent a letter to counsel for Sutter Opportunity Fund, LLC rejecting the request to provide a list of limited partners.

         On December 21, 1999, your partnership's legal counsel informed the purchaser in the Sutter Offer that (i) in view of the anticipated filing of your partnership's Form 10-K for 1998, your partnership had agreed to mail the Sutter Offer offering materials to limited partners and (ii) your partnership will not consent to any transfer of units unless limited partners have previously received the 1998 audited financial statements of your partnership.

         Your Partnership's Current Investments. Your partnership was originally organized for the purpose of owning (i) a 99% general partnership interest in, and serving as a general partner of, Crow Winthrop Operating Partnership, a Maryland general partnership (the "operating partnership"), and (ii) a limited partnership interest in the development partnership. Your partnership subsequently acquired in March 1992 a 99% limited partnership interest in Winthrop California Management Limited Partnership, a Maryland limited partnership ("WC Management").

         The Operating Partnership. The operating partnership was originally organized to acquire, own and operate an approximately 1.6 million square foot office facility known as the Fluor Corporation World Headquarters Facility in Irvine (Orange County), California (the "Headquarters Facility"). For various reasons including the vacating of the Headquarters Facility by Fluor Corporation, the operating partnership was unable to meet its debt obligations.

         The operating partnership successfully negotiated a workout with the holder of its mortgage indebtedness pursuant to which the operating partnership filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on March 28, 1997. Pursuant to its approved Second Amended and Restated Plan of Reorganization dated June 27, 1997 (the "Plan"), the operating partnership contributed all of its assets and liabilities, including all of its right, title and interest in the Headquarters Facility and $500,000 of unencumbered cash, to Jamboree LLC, a newly formed Delaware limited liability company, in exchange for an initial 10% ownership interest in Jamboree LLC. In addition, Jamboree LLC paid to your partnership a $500,000 fee in connection with the Plan. Immediately prior to the transfer by the operating partnership of its assets and liabilities to Jamboree LLC, the operating partnership's existing mortgage indebtedness was satisfied by (i) the forgiveness of approximately $93 million of the debt plus interest accrued thereon and (ii) the issuance by the operating partnership of two intermediate notes, one in the original principal amount of $4.5 million (the "First Intermediate Note") and the second in the original principal amount of $100 million (the "Second Intermediate Note"). Subsequent to the contribution by the operating partnership of all of its assets and liabilities to Jamboree LLC, the holders of the First Intermediate Note and the Second Intermediate Note contributed the notes to Jamboree Office REIT which, in turn, contributed the First Intermediate Note to Jamboree LLC in exchange for the remaining 90% interest in Jamboree LLC. Jamboree LLC satisfied the Second Intermediate Note by issuing the New Notes (as defined below) in the original principal amount of $100 million in satisfaction of the $100 million outstanding balance.

         In connection with the transactions contemplated by the Plan, the operating partnership was granted the right (the "Exchange Right") to exchange its interest in Jamboree LLC at any time after one year from the effectiveness of the Plan (subject to certain exceptions) through March 27, 2002 for shares in Jamboree Office REIT ("REIT Shares"). In general, the operating partnership may exchange its 10% interest in Jamboree LLC for a fixed number of REIT Shares (on a one-for-one basis), subject to adjustment, equal to 900,000 multiplied by the operating partnership's then ownership percentage in Jamboree LLC. This number currently equates to 90,000 REIT shares. Furthermore, the operating partnership has the right to acquire additional equity interests in, or receive cash payments from, Jamboree Office REIT (the "Property Appreciation Rights"). The Property Appreciation Rights will be exercisable, if at all, at any time until the close of business on March 27, 2002. In general, the Property

Appreciation Rights entitle the operating partnership to purchase (i) REIT Shares representing 10% of the equity value of Jamboree LLC for a purchase price of $10,888,889 in the aggregate, if the fair market value of all of the issued and outstanding REIT Shares equals or exceeds $98 million divided by Jamboree Office REIT's interest in Jamboree LLC and (ii) REIT Shares representing 55% of the equity value of Jamboree LLC for a purchase price of $152,777,778 in the aggregate, if the fair market value of the issued and outstanding Shares equals or exceeds $125 million divided by Jamboree Office REIT's interest in Jamboree LLC. Alternatively, the operating partnership can purchase such additional REIT Shares on a "cashless basis" by surrendering a portion of the REIT Shares to be purchased in payment of the applicable purchase price. If the operating partnership elects to exercise either of the Property Appreciation Rights, Jamboree Office REIT has the option to deliver to the operating partnership in lieu of the issuance of REIT Shares a cash payment equal to the difference between the then current market value of the REIT Shares which would otherwise be issued and the exercise price for such REIT Shares. We have been unable to ascertain a market quotation for the REIT shares. However, based on our valuation of the Headquarters Facility, we do not believe that the Property Appreciation Rights currently have any value.

         To satisfy the Second Intermediate Note, Jamboree LLC issued promissory notes (the "New Notes") having an aggregate principal amount of $100,000,000 to the then holders of the Second Intermediate Note. The New Notes are divided into two tranches, the Class A Notes and the Class B Notes. The Class A Tranche had an initial principal balance of $80,000,000, bears interest at 2.25% above the interest rate on United States Treasury Bonds or Notes with a maturity date closest to the Class A Notes and is payable in interest only for the first 36 months (provided, however, that payments of interest for a the first 12 month period may be made by issuing additional Class A Notes) and thereafter, monthly payments of interest and principal based on a 25-year amortization schedule. The Class B Tranche had an initial principal balance of $20,000,000, bears interest at 3.0% above the interest rate on United States Treasury Bonds or Notes with a maturity date closest to the Class B Notes and is payable in interest only for the first 36 months ( provided, however, that payments of interest for the first 48 months may be made by issuing additional Class B Notes) and thereafter, monthly payments of interest and principal based on a 25-year amortization schedule.

         As security for the New Notes, among other things, Jamboree LLC granted the holders of the New Notes a security interest on the Headquarters Facility and the operating partnership executed a Pledge and Security Agreement pursuant to which the operating partnership pledged its interest in Jamboree LLC to the Class A Noteholders and the Class B Noteholders as collateral for the payment in full of all amounts evidenced by the New Notes. If Jamboree LLC were to default on its obligations under the New Notes, the Class A Noteholders and the Class B Noteholders will have the right to foreclose on the operating partnership's interest in Jamboree LLC. If this were to occur, your partnership would lose its entire ownership interest in the Headquarters Facility.

         The Headquarters Facility consists of eight buildings; a 10-story tower, a single story concourse and six four-story buildings; containing, in the aggregate, approximately 1,692,219 rentable square feet of space and approximately 15 acres of land. The property is located in the Greater Airport area of Irvine, California and is used principally by an engineering firm and as various tenants' corporate headquarters.

         The following table sets forth those tenant's at the Headquarters Facility that occupy 10% or more of the rentable square footage, business conducted by the tenant, expiration date of the lease term, renewal options and the 1999 annual rent for the leases:

                                                      Lease              Renewal           1999 Monthly
Tenant/Business               Square Footage (%)      Expiration         Option(1)         Base Rent
---------------               ------------------      ----------         ---------         ------------
ConAgra, Inc.(2)              384,117 (22.7%)         8/31/10            2-5 yr.            (3)

Air Touch Cellular            189,265 (11.18%)        11/30/00           2-5 yr.(4)         $246,045
 Communication Services

Denny's Inc.                  158,362 (9.36%)         7/24/04            3-5 yr.            $214,841
 Food service company(5)

Waban, Inc.(6)                57,208 (3.39%)          7/24/04            3-5 yr.            $62,035
 Home improvement retailer


         (1) The first number represents the number of renewal options. The second number represents the length of each option.

         (2) According to tenant's Annual Report on Form 10-K, ConAgra is a diversified food company that operates across the food chain, from basic agricultural inputs to production and sale of branded consumer products. Tenant entered into lease on November 19, 1999.

         (3) Tenant improvements are now under construction. Tenant is not required to commence paying rent until September 2000 with respect to 262,648 square feet of space and December 1, 2000 with respect to 121,469 square feet of space. Lease provides for the following rental payments


                      262,648 Square Feet                                    121,469 Square Feet
                      -------------------                                    -------------------
               Rent Dates            Monthly Rate                       Rent Dates        Monthly Rate
               ----------            ------------                       ----------        ------------
           9/1/00 to 8/31/01           $422,863                     12/1/00 to 8/31/03         $176,130
           9/1/01 to 2/28/03           $467,513                     9/1/03 to 8/31/05          $193,136
           3/1/03 to 8/31/05           $491,152                     9/1/05 to 2/29/08          $202,853
           9/1/05 to 2/29/08           $514,790                     3/1/08 to 8/31/10          $213,785
           3/1/08 to 8/31/10           $541,055


         (4) Tenant has advised WC Management that it does not intend to exercise its renewal option.

         (5) Tenant has subleased 106,676 square feet of space to Waban's and the remainder of the space to one of its affiliates. The parent company of Denny's, which filed for bankruptcy, guaranteed the lease.

         (6) The space listed is in addition to the space subleased from Denny's Inc.

         The following table sets forth the occupancy rates for the last five years and the associated gross rental per square foot amount, as footnoted.


                          Percentage           Average Annual Total
                          Occupancy            Gross Rental Per SF
         Year             Rate(1)              of Occupied Space (2)
         ----             ----------           ---------------------
         1994               99.5%                      23.59
         1995               95.0%                      23.08
         1996               91.5%                      23.34
         1997               97.5%                      20.51
         1998               88.0%                      21.33

(1) Occupancy rates are based on December 31 of indicated year and are not yearly averages. The occupancy rate at November 30, 1999 (inclusive of the lease with ConAgra, Inc.) was 92%.

(2) Calculated using operating revenues, including rent escalations and other revenues, for the entire year divided by the total square footage of occupied space (based on the occupancy rates reported in this table). The average annual total gross rental per square foot of occupied space at November 30, 1999 (exclusive of the lease with ConAgra, Inc.) was $21.

         The following table sets forth certain information concerning lease expirations as of January 1, 1999 (assuming no renewals for this property for the period from January 1, 1999 through December 31, 2008). The leases which were scheduled to expire in 1999 have not been renewed.


                                               Aggregate SF
                     Number of Tenants          Covered By           Annualized Rentals         Percentage of Total
                    Whose Leases Expire       Expiring Leases      for Leases Expiring($)        Annualized Rental
                    -------------------     --------------------   ----------------------       -------------------
      1999                   2                     558,625               4,636,913                     18.78
      2000                  12                     254,762               3,251,518                     15.31
      2001                   7                      62,787                 496,091                      2.83
      2002                  11                      70,882                 590,059                      3.66
      2003                   6                     136,214               1,615,262                     11.20
      2004                   5                     311,887               3,765,864                     36.13
      2005                   4                     133,167               2,485,124                     41.23
      2006                   0                           0                       0                      0
      2007                   0                           0                       0                      0
      2008                   0                           0                       0                      0


         Selected Financial Data. The following is a summary of certain financial data for Jamboree LLC, the entity in which the partnership holds a 9.9% interest, for the periods indicated. The summary financial information for Jamboree LLC for the years ended 1998 and 1997 is based on audited financial statements delivered to your partnership's limited partners under cover of a letter dated September 10, 1999. All figures are in thousands.

                                                                 ------------       ----------------
                                                                  Year ended        October 3, 1997
                                                                 December 31,       through December
                                                                     1998               31, 1997
                                                                 ------------       ----------------
Statements of Income:

   Rent                                                            $24,709              $5,999
   Common area expense reimbursement                                 8,886               1,855
   Interest income                                                     751                 175
   Other income                                                        893                 279
   Total revenues                                                   35,239               8,307
   Total reimbursable common area expenses                          13,321               3,332
   Total nonreimbursable expenses                                    2,397                 362
   Total expenses                                                   26,780               6,245
   Net Income                                                        8,459               2,062

Statements of Cash Flows

   Cash and Cash Equivalents                                       $23,237             $13,164
   Net cash provided by operating activities                        14,584               1,249


                                                                 ------------       ----------------
                                                                  Year ended        October 3, 1997
                                                                 December 31,       through December
                                                                     1998               31, 1997
                                                                 ------------       ----------------
   Total Assets                                                   $123,901            $112,686
   Total Liabilities                                               118,475             107,930
   Member's equity                                                   5,426               4,755



         The Development Partnership. The development partnership was formed in 1985 for the purpose of acquiring, owning and developing approximately 122 acres of land in Orange County, California. The general partner is Crow Irvine #2, a California limited partnership and the limited partner is your partnership.

         During 1997, the development partnership formed Shops at Park Place LLC for the purpose of owning and operating a retail center. The development partnership is the managing and sole member of Shops at Park Place LLC. During 1998, the development partnership formed Park Place Residential Realty LLC and Park Place Residential Realty-Land LLC, for the purpose of reacquiring and reselling approximately 32 acres of residential property located in Orange County, California. The 32 acres were sold in 1998 for a gross sales price of $50,000,000. In addition, during 1998, the development partnership formed 3121 Michelson Drive LLC and Park Place Hotel Company LLC and, in January 1998 formed Park Place Parking Company LLC for the purposes of developing, owning and operating a 150,000 square foot Class A office building, a luxury hotel and parking structures, respectively. In 1999, Park Place Hotel signed a 20-year operating agreement with a hotel operator. The development partnership is the managing and sole member of each of these limited liability companies.

         As previously mentioned, your partnership and the general partner of the development partnership have had continuing and ongoing acrimonious disputes resulting in extensive litigation regarding the development partnership. The claims and counterclaims brought by your partnership and the general partner of the development partnership are as follows:

         1. Crow Winthrop Development Limited Partnership, et al. v. Winthrop California Investors Limited Partnership, et al., Civil Action No. 174570, Circuit Court of Montgomery County, Maryland. In August 1997, the development partnership and its general partner Crow Irvine #2 ("Crow") sued your partnership and its general partners seeking a declaratory judgment and injunctive relief to prevent your registrant from converting the operating partnership, in which your partnership and Crow were partners, from a general partnership to a limited partnership and from converting Crow to a limited partner. The plaintiffs also sought unspecified damages. Upon the filing of the action, the Court granted a temporary restraining order in favor of the plaintiffs. In October 1997, after hearing, the Court refused to grant a preliminary injunction in favor of the plaintiffs and the temporary restraining order expired. The operating partnership thereafter was converted to a limited partnership with Crow as its limited partner. An answer was filed on behalf of your partnership and each of the parties has served written discovery. The court thereafter stayed the action due to the pendency of actions in California involving the parties or their affiliates. The stay has now expired and on November 3, 1999 the Court dismissed the action without prejudice.

         2. Crow Winthrop Development Limited Partnership and Crow Orange County Management Company, Inc. v. Winthrop California Management Limited Partnership, Superior Court of California, County of Orange, Docket No. 789429. In January 1998, WC Management was named as a defendant in an action seeking declaratory relief that certain agreements between the parties have been terminated and that plaintiff has the exclusive right to manage the common areas of certain contiguous parcels of real estate containing office and retail space located in Irvine, California. In the alternative, the plaintiffs seek a declaration that WC Management perform certain tasks and be prevented from assessing certain charges in connection with its management of the common areas. The action was removed to federal court and transferred to the Bankruptcy Court which, in April 1998, granted summary adjudication in favor of WC Management on plaintiffs' termination claims. The plaintiffs did not appeal from that decision. The remainder of the claims were thereafter remanded to state court. Plaintiffs' alternative claims for declaratory relief concerning performance issues related to the management of the subject property remain pending. The case was transferred to the complex litigation panel of the Orange County Superior Court and deemed related to two other actions which involve the same subject property. WC Management is not a party to those other actions.

         On or about September 24, 1999, the plaintiffs were granted the right to file an amended complaint. The amended complaint is not substantively different from the original complaint, and the only relief sought is declaratory relief. An answer was filed on behalf of WC Management and Winthrop Management, LLC on or about October 22, 1999. Discovery is ongoing, and several of the plaintiffs' claims are now moot.

         There are two motions pending which seek the consolidation of this action with other pending actions involving the same subject property. One motion filed on or about October 21, 1999, by the plaintiffs in this action seeks to consolidate this action with an action captioned as Crow Winthrop Development Limited Partnership, a Maryland limited partnership, and Crow Orange County Management Company, Inc., a Texas corporation vs. Jamboree LLC, a Delaware limited liability company, OCSC Case No. 813915.

         The second motion filed by Jamboree LLC on or about November 12, 1999, in one of the other currently pending actions, in which your partnership is not a party, seeks to consolidate this action with the same action for which consolidation is sought in the first motion to consolidate (OCSC Case No. 813915) and with three additional cases: Crow Winthrop Development Limited Partnership v. Jamboree LLC, et al., OCSC Case No. 789562; Crow Winthrop Development Limited Partnership v. Jamboree LLC, et al., OCSC Case No. 791662; and Jamboree LLC v. Crow Winthrop Development Limited Partnership, Crow Orange County Management Company, Inc., et al., OCSC Case No. 806526. WC Management has filed notices that it does not oppose these motions to consolidate.

         3. Winthrop California Investors Limited Partnership v. Crow Winthrop Development Limited Partnership, Civil Action No. 178303, Circuit Court of Montgomery County, Maryland. In October 1997, your partnership brought suit against the development partnership and its general partner seeking declaratory and injunctive relief to allow your partnership to exercise its rights as a limited partner in the development partnership to audit the development partnership's books and records and seeking damages for the development partnership's past refusals to allow such access. In January 1998, the Court granted partial summary judgment in favor of your partnership, declaring and ordering that your partnership has the right to inspect and audit the development partnership's books, records and files. Your partnership's auditors thereafter reviewed certain of the development partnership's books and records but were not permitted to review all of the books and records necessary to complete audited financial statements. After obtaining access to the development partnership's books and records, your partnership voluntarily dismissed its claim for breach of fiduciary duty based on the development partnership's past refusals to allow your partnership access.

         4. Winthrop California Investors Limited Partnership v. Crow Winthrop Development Limited Partnership, Superior Court of California, County of Orange, Case No. 812346. In January 1999 your partnership brought suit in Maryland against the development partnership, its general partner, the general partner of the development partnership's general partner, and the general partner of that entity alleging claims for breach of the development partnership's partnership agreement, breach of fiduciary duty, and conversion and requested that a receiver be appointed to conduct the business of the development partnership. Your partnership sought approximately $9 million in damages resulting from wrongful distributions of capital proceeds of the development partnership in connection with a 1998 sale of real estate by the development partnership.

         The defendants filed a motion to dismiss the action claiming that they are not subject to personal jurisdiction in Maryland and that Maryland is an inconvenient forum. Defendants argued that the action should proceed in California, if at all. The court in Maryland granted the defendants' motion on the ground of inconvenient forum in July, 1999.

         Your partnership thereafter filed substantially the same claims in California, with the above-caption. The defendants filed a demurrer to the complaint, arguing that it should be dismissed for a variety of reasons. The court overruled the defendants' demurrer on September 24, 1999. On or about November 5, 1999, the defendants filed their answer in which they alleged a general denial to the allegations of the complaint. The case is now in discovery.

         5. Winthrop California Investors Limited Partnership v. Crow Winthrop Development Limited Partnership, et al.,/Crow Winthrop Development Limited Partnership and Crow Irvine #2 v. Winthrop California Investors Limited Partnership, et al., United States District Court for the Central District of California, Southern Division, Case No. SACV99-1519 GLT (ANx). On or about November 5, 1999, the development partnership and its general partner filed a cross-complaint in the action described in numbered paragraph 4 above, purporting to allege claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unfair business practices. Your partnership and certain affiliates, as well as several unaffiliated entities are named as cross-defendants in the cross-complaint. In summary, the cross-complaint appears to allege that the cross-defendants have engaged in a conspiracy to fraudulently acquire and manipulate the management positions of numerous partnerships to their benefit and in particular have done so with respect to the operating partnership, which the cross-claimants allege was improperly forced into bankruptcy to the alleged detriment of the cross-claimants. The cross-claimants also allege that your partnership in its capacity as a limited partner in the development partnership has breached its alleged fiduciary duties to the development partnership by allegedly participating in or filing lawsuits, in order to hinder the development of the development partnership's land; failing to abide by agreements; and by disclosing proprietary information concerning the development partnership.

         On December 8, 1999, your partnership and others removed the cross-complaint to the United States District Court for the Central District of California, Southern Division seeking the reference of the cross-complaint to the United States Bankruptcy Court for the Central District of California where the operating partnership bankruptcy proceeding remains open.

         Selected Financial Data. The following is a summary of certain financial data for the development partnership, the entity in which your partnership holds a 25% interest, for the years ended 1998 and 1997. The summary financial information provided for the development partnership is based on audited financial statements. All figures are in thousands.

                                                                       Year Ended
                                                           -----------------------------------
                                                                1998                 1997
                                                                ----                 ----
         Minimum rents                                         $2,779              $2,436
         Operating expense recoveries                           2,000               1,915
         Percentage rents                                         285                 226
         Parking                                                  140                 208
         Other revenues                                            22                  32
         Total revenues                                         5,226               4,816
         Total operating costs and expenses                     6,077               4,937
         Operating Loss                                          (851)               (121)
         Other income (expense)
              Interest expense                                 (1,704)             (1,490)
              Interest income                                     935                 308
              Gain on sale of residential property             42,952                  --
              Other                                             3,340                  --
         Net income (Loss)                                    $44,673             $(1,304)

         Statements of Cash Flows

            Cash and Cash Equivalents                         $26,563              $4,727
            Net cash provided by operating activities          (2,151)                731


                                                                       Year Ended
                                                           -----------------------------------
                                                                1998                 1997
                                                                ----                 ----
         Balance Sheet Data:
            Total Assets                                     $105,678             $79,035
            Total Liabilities                                  40,499              52,065
            Total partners' capital                            65,180              26,970


         WC Management Your partnership holds a 99% limited partnership interest in WC Management. WC Management has the right to perform management and leasing functions at the Headquarters Facility. WC Management has, in turn, contracted with Winthrop Management, LLC, an affiliate of your general partners, to provide such services. See "Section 10. Conflicts of Interest and Transaction with Affiliates." WC Management is entitled to receive a fee of 2% of gross receipts from the Headquarters Facility. From this amount, WC Management reimburses Winthrop Management LLC for the compensation paid by Winthrop Management LLC to certain senior level on-site employees as well as for accounting and other support functions performed off-site by Winthrop Management. Additionally, WC Management will receive certain incentive fees based on reductions it is able to achieve, if any, with respect to certain operating and other expenses. Leasing commission payments, consistent with prevailing market rates, will be paid to WC Management for all third-party leases it procures for the Headquarters Facility.


         Section 10. Conflicts of Interest and Transactions with Affiliates. Your general partners have certain conflicts of interest with respect to the offer as set forth below.

         Voting by Us and Our Affiliates. As a result of the offer, we and our affiliates may be in a position to influence the outcome of partnership decisions on which limited partners may vote. This means that (i) non-tendering limited partners could be prevented from taking action they desire but that we and our affiliates oppose and (ii) we and our affiliates may be able to take action desired by us and our affiliates but opposed by non-tendering limited partners. (See "Section 7. Effects of the Offer".)

         Transactions with Affiliates.

         Certain Relationships. Your general partners are Three Winthrop Properties, Inc. and WFA. Affiliates of your general partners own 1,023 Units representing approximately 29.2% of the outstanding units, and are allocated or receive approximately 29.2% of profit and loss and distributions allocated or distributed to holders of units. The foregoing units have been pledged to a lending institution as security for a loan.

         In addition, under the terms of your partnership's Agreement of Limited Partnership, your general partners and their affiliates are entitled to receive certain cash distributions from, and be allocated taxable profits and losses of, your Partnership. In addition, your general partners and their affiliates receive certain fees and compensation for services rendered in connection with the operations of your partnership.

         In this regard, your partnership is required to pay WFA an annual asset management fee of $750,000, which was paid in respect of each of 1998, 1997 and 1996. Your partnership has paid $562,500 in respect of the asset management fee for the nine months ended September 30, 1999.

         In addition, an affiliate of your general partners holds a 1% general partnership interest in WC Management, the entity that acquired the right to manage the Headquarters Facility owned by Jamboree LLC. Your partnership holds a 99% limited partnership interest in WC Management and an indirect 9.9% interest in Jamboree LLC. The affiliate of your general partners which is the general partner of WC Management received distributions of $14,384, $16,076 and $12,380 for 1998, 1997 and 1996, respectively, in respect of its 1.0% interest. WC Management has retained Winthrop Management LLC, an affiliate of your general partners, to perform management and leasing services at the Headquarters Facility. WC Management is entitled to receive a fee of 2% of gross receipts from the Headquarters Facility. From this amount, WC Management reimburses Winthrop Management LLC for the compensation paid by Winthrop Management LLC to certain senior level on-site employees as well as for accounting and other support functions performed off-site by Winthrop Management LLC. WC Management is also entitled to receive (i) certain incentive fees based on reductions it is able to achieve, if any, in certain operating and other expenses and (ii) leasing commissions, consistent with prevailing market rates, for all third-party leases it procures for the Headquarters Facility.


         Section 11. Certain Information Concerning Us. We were organized for the purpose of acquiring the units as well as units in other partnerships. Our principal executive office and the principal executive office of our manager, WIN Manager Corp., is at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. We are indirectly 100% owned by Apollo Real Estate Investment Fund IV, L.P. ("Apollo Fund IV"), an investment fund organized in 1999 to make direct and indirect investments in real estate assets, joint ventures and operating companies, and an entity owned by certain officers and employees of the general partner of your partnership. See "Section 13, Background of the Offer-Affiliation with General Partner

         For certain information concerning the directors and executive officers of the WIN Manager Corp., see Schedule 1 to this offer to purchase..

         Except as otherwise set forth herein, (i) neither we, the manager, to the best of our knowledge, the persons listed on Schedule 1, nor any affiliate of the foregoing beneficially owns or has a right to acquire any units, (ii) neither we, the manager, to the best of our knowledge, the persons listed on
Schedule 1, nor any affiliate thereof or director, executive officer or subsidiary of the manager has effected any transaction in the units within the past 60 days, (iii) neither we, the manager, to the best of our knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of the manager has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of us, the manager, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions us, the manager, to the best of our knowledge, the persons listed on Schedule 1, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         Section 12. Source of Funds. We expect that approximately $2,768,000 (exclusive of fees and expenses) will be required to purchase all of the 1,384 units we are seeking in this offer. We plan to obtain the funds necessary to consummate the offer (including fees and expenses) from capital contributions from our members who have an aggregate net worth substantially greater than the amount required to purchase the units.


         Section 13.  Background of the Offer.

         Affiliation With the General Partner. The general partner of your partnership is indirectly controlled by Apollo Real Estate Investment Fund, L.P. ("Apollo Fund I") and Apollo Real Estate Fund II, L.P. ("Apollo Fund II"). Apollo Fund I and Apollo Fund II are investment funds organized in 1993 and 1996, respectively, to make direct and indirect investments in real estate assets, joint ventures and operating companies. The general partner of Apollo Fund IV is an affiliate of the general partner of Apollo Fund I and the general partner of Apollo Fund II. In addition, certain officers and employees of the general partner of your partnership indirectly own an interest in us. As a result of these affiliations, we are affiliated with the general partner of your partnership.

         Establishment of Purchase Price. We are offering to purchase units which are a relatively illiquid investment and which do not presently generate current income. We are not offering to purchase your partnership's underlying assets. Consequently, we do not believe that the underlying asset value of your partnership is determinative in arriving at the purchase price. Nevertheless, as set forth below, we have determined an estimated liquidation value for your partnership.

         With respect to your partnership's interest in Jamboree LLC, we utilized an income capitalization methodology to determine a liquidation value for the Headquarters Facility owned by Jamboree LLC. This method involves applying a capitalization rate to the property's net operating income (revenues less operating expenses). A capitalization rate is a percentage (rate of return) commonly applied by purchasers of properties to net operating income to determine the value of income producing real property. In our valuation we increased net operating income for the 12 months ended November 30, 1999 by the amount of non-operating legal costs incurred by Jamboree LLC and decreased net operating income by a reserve ($.50 per square foot) for leasing commissions and tenant improvements. We then applied a 10.5% capitalization rate to the adjusted net operating income and deducted from the resulting amount estimated costs of selling the Headquarters Facility (3% of gross property value) as well as the debt encumbering the Headquarters Facility at November 30, 1999. Using this methodology, we derived a value for the Headquarters Facility of $41,563,045. We then adjusted the resulting amount to deduct the deficit in net current assets of Jamboree LLC and to reflect the fact that your partnership holds a 9.9% indirect interest in the Jamboree LLC. The resulting value of your partnership's interest in Jamboree LLC is $3,748,948 or $1,060 per unit. We utilized a 10.5% capitalization rate because the value of the Headquarters Facility has been adversely affected by disputes with the development partnership as reflected by the significant legal costs referred to above and your partnership has a minority position in Jamboree LLC with no ability to control the sale of the Headquarters Facility.

         The development partnership owns approximately 90 acres of land, a portion of which has been developed. Your partnership has been unable to obtain detailed information on the operations of the development partnership. Accordingly, we are unable to value the development partnership based on an analysis of its operations. Therefore, we valued the development partnership by initially utilizing a gross value of $1,562,500 per acre for each of the approximately 90 acres owned by the development partnership. The foregoing value was based on the gross price obtained by the development partnership in connection with a 1998 sale of 32 acres. Based on this valuation, we derived an initial gross value for the development partnership of $140,625,000. We believe that there are significant zoning, parking and use restrictions which detract from the value of the property owned by the development partnership. As a result, we believe that a more appropriate valuation would reflect a $65,000,000 discount for a net valuation of $75,625,000. The 1998 financials of the development partnership indicate, based on a substantially similar valuation, that your partnership could receive as much as approximately $42,700,000 for its interest in the development partnership. However, in view of the provisions of the partnership agreement of the development partnership relating to distributions of capital proceeds, we do not believe it is likely that your partnership would realize more than a maximum of $32,957,000 (which represents the amount of a priority distribution) for your partnership's interest in the development partnership regardless of which of the foregoing valuations is utilized. Furthermore, the general partner of the development partnership has disputed your partnership's interpretation of the distribution provisions.

         As a result of the foregoing analysis we utilized the $75,625,000 valuation for the property, deducted the outstanding debt balance, added the net current assets of the development partnership as of December 31, 1998 and derived a value for the development partnership of $63,166,374. As set forth above, out of the foregoing amount we believe your partnership would be entitled to receive a maximum of $32,957,000 or approximately $9,322 per unit. However, in determining a liquidation value for your partnership we discounted the value by 80% to a net liquidation value of $6,591,400 or $1,864 per unit. We believe that it is appropriate to provide for this discount because of the following factors: (1) the general partner of the development partnership has disputed your partnership's interpretation of the distribution provisions of the partnership agreement, (2) the amount your partnership is entitled to receive in liquidation would in any event depend upon adjusted capital account balances at that time, and we do not have sufficient information to calculate these adjusted balances, (3) depending upon the foregoing calculations, your partnership may receive substantially less than $32,957,000 on a liquidation of the development partnership, (4) your partnership has been, and continues to be, engaged in a series of disputes with the general partner of the development partnership, (5) as a result of the foregoing disputes, your partnership and the development partnership have been, and will continue to be, required to incur significant legal expenses, (6) the general partner of the development partnership has failed to distribute to your partnership amounts which your general partner believes your partnership is entitled to receive, and (7) your partnership is a limited partner in the development partnership owning a minority position with no significant control rights.

         We attributed no value to your partnership's interest in WC Management. WC Management derives all of its revenues from performing managing and leasing services at the Headquarter Facility. Those services would terminate in the event a sale of the Headquarters Facility.

         To determine the estimated liquidation value of your partnership, we added to the value we attributed to your partnership's interest in Jamboree LLC and the development partnership the cash balances of your partnership as of December 1, 1999 (net of $1,000,000 of estimated reserves required to wind up your partnership). The resulting estimated liquidation value of your partnership is $12,421,593, or $3,514 per unit (based upon the percentage of proceeds to which limited partners are entitled to receive). The following chart summarizes our determination of the estimated liquidation value of your partnership.


1.       Jamboree LLC
         Net operating income for the 12 Months
           ended 11/30/99                                       $ 13,576,749
         Non-operating legal costs                                 3,032,101
         Reserve for leasing commissions and
           tenant improvements                                      (846,110)
                                                                ------------
         Adjusted net operating income                          $ 15,762,740

         Gross asset value utilizing
           10.5% capitalization rate                            $150,121,333
         Outstanding debt at 11/30/99                           (104,054,644)
                                                                ------------
         Net asset value                                        $ 46,066,689
         Liquidation costs                                        (4,503,640)
                                                                ------------
         Liquidation proceeds                                   $ 41,563,049
         Net current assets                                       (3,694,885)
                                                                ------------
         Net liquidation value                                  $ 37,868,164
         Your partnership's share of net liquidation value                               $  3,748,948



2.       Development partnership

         Land value                                             $140,625,000
         Discount for use restrictions                            65,000,000
                                                                ------------
         Net land value                                         $ 75,625,000
         Outstanding debt as of 12/31/98                         (37,658,711)
         Net current assets at 12/31/98                           25,200,085
                                                                ------------
         Liquidation value                                      $ 63,166,375
         Your partnership's share of liquidation value          $ 32,956,692
         Discount attributable to uncertainty
           of realizing liquidation value                        (26,365,354)
                                                                ------------
         Net liquidation value                                                           $  6,591,338



3.       Your partnership

         Cash balance of your partnership
           at 12/1/99                                           $  3,081,245
         Reserves to wind up your partnership                     (1,000,000)
                                                                ------------
         Net cash                                                                        $  2,081,231
                                                                                         ------------
         Liquidation Value                                                               $ 12,421,593
         Per unit liquidation value                                                      $      3,514



         We believe that the above methodology is an appropriate method for determining the liquidation value of your partnership. The utilization of different valuation methods, capitalization rate or assumptions also could be appropriate. In this regard, you should be aware that (i) the use of lower discount rates in valuing the Headquarters Facility would result in a higher value, and (ii) the favorable settlement of the disputes involving the development partnership would significantly increase the value of your partnership's interest in the development partnership. Furthermore, you should understand that other appropriate valuation methods could yield a higher value.

         The purchase price represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by us, or the general partner of your partnership as to the fairness of our offer. We did not, nor did the general partners of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's assets. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of our offer before deciding whether to tender your units.

         Secondary Market. According to your partnership's annual report on Form 10-K, there is no established public trading market for units. Trading in units is sporadic and occurs through private transactions. Based on information provided by your general partners, the only transfers of units that have occurred within the last year, other than transfers by operation of law, were the 128 units acquired by Sutter Opportunity Fund, LLC for a purchase price of $750 per unit.

         Partnership Makes No Recommendation. Your partnership is making no recommendation as to whether limited partners should tender their units.


         Section 14. Conditions of the Offer. Notwithstanding any other term of our offer, we shall not be required to accept for payment or to pay for any units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by our offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of our offer, we shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend our offer as to such units if, at any time on or after the date of our offer and before the acceptance of such units for payment or the payment therefore, any of the following conditions exists:

                  (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of our offer or the acceptance for payment of or payment for any units by us, (ii) imposes or confirms limitations on our ability to effectively exercise full rights of ownership of any units, including, without limitation, the right to vote any units acquired by us in our offer or otherwise on all matters properly presented to your partnership's limited partners, (iii) requires divestiture by us of any units, (iv) causes any material diminution of the benefits to be derived by us as a result of the transactions contemplated by our offer, or (v) might materially adversely affect our or your partnership's business, properties, assets, liabilities, financial condition, operations, results of operations or prospects ;

                  (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to our offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

                  (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of your partnership, which, in our reasonable judgment, is or may be materially adverse to your partnership, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material adverse effect on the value of the units;

                  (d) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any units in our offer, or otherwise directly or indirectly relating to our offer, or otherwise, in our reasonable judgment, adversely affecting us or your partnership;

                  (e) your partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding units, (iii) refinanced any of your partnership's properties, other than in the ordinary course of your partnership's business and consistent with the past practice, (iv) declared or paid any distribution, other than in cash and consistent with past practice, on any of its partnership interests, or
(v) your partnership or the general partner of your partnership shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice; or

                  (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of our offer, a material acceleration or worsening thereof.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at anytime and from time to time in our sole discretion. Any determination by us concerning the events described above will be final and binding upon all parties.


         Section 15.  Certain Legal Matters.

         General. Except as set forth in this Section 15, we are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by us in our offer. Should any such approval or other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in our offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate our offer without purchasing units hereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

         Antitrust. We do not believe that the Hart-Scott-Rodeo Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

         Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly such regulations are not applicable to our offer.

         State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although we have not attempted to comply with any state anti-takeover statutes in connection with our offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to our offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to our offer, we might be unable to accept for payment or purchase units tendered in our offer or be delayed in continuing or consummating our offer. In such case, we may not be obligated to accept for purchase or pay for any units tendered.


         Section 16. Fees and Expenses. Except as set forth in this Section 16, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. We will pay all costs and expenses of printing and mailing our offer and its legal fees and expenses. You will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units.

         Section 17. Miscellaneous. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of our offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of units residing in such jurisdiction.

         No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

         We have filed with the Commission a Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1and any amendments thereto, including exhibits, may be inspected and copies maybe obtained at the same places and in the same manner as set forth in Section 9 hereof (except that they will not be available at the regional offices of the Commission).

January 3, 2000                          Quadrangle Associates II LLC

                             OFFICERS AND DIRECTORS
                             ----------------------


         The names and positions of the executive officers of and directors of WIN Manager Corp. (the "Manager"), the manager of Quadrangle Associates II L.L.C. as set forth below. Each of the executive officers is also an executive officer of the general partner of your partnership and Michael L. Ashner is the sole director of the general partner of your partnership. The business address of Michael L. Ashner and Peter Braverman is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753. The business address of the other executive officers is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. Each executive officer and director is a citizen of the United States of America.


         Michael L. Ashner, age 47, has been the Chief Executive Officer and sole director of the Manager since its formation in July 1999. Mr. Ashner also serves as the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership ("WFA") and its affiliates, positions he has held since January 15, 1996, as well as the Chief Executive Officer of The Newkirk Group. From June 1994 until January 1996, Mr. Ashner was a Director, President and Co-chairman of National Property Investors, Inc., a real estate investment company ("NPI"). Mr. Ashner was also a Director and executive officer of NPI Property Management Corporation ("NPI Management") from April 1984 until January 1996. In addition, since 1981 Mr. Ashner has been President of Exeter Capital Corporation, a firm which has organized and administered real estate limited partnerships.

         Thomas C. Staples, age 43, has been the Chief Financial Officer of the Manger since its formation in July 1999. Since January 1, 1999, Mr. Staples has served as the Chief Financial Officer of WFA. Mr. Staples also serves as the Chief Financial Officer of The Newkirk Group. From March 1996 through December 1998, Mr. Staples was Vice President/Corporate Controller of WFA. From May 1994 through February 1996, Mr. Staples was the Controller of the Residential Division of Winthrop Management.

         Peter Braverman, age 47, has been the Executive Vice President of the Manager since its inception. In addition, Mr. Braverman has served as the Executive Vice President of WFA and its affiliates since January 1996. Mr. Braverman also serves as the Executive Vice President of The Newkirk Group. From June 1995 until January 1996, Mr. Braverman was a Vice President of NPI and NPI Management. From June 1991 until March 1994, Mr. Braverman was President of the Braverman Group, a firm specializing in management consulting for the real estate and construction industries. From 1988 to 1991, Mr. Braverman was a Vice President and Assistant Secretary of Fischbach Corporation, a publicly traded, international real estate and construction firm.

         Carolyn Tiffany, age 32, has been the Chief Operating Office of the Manger since its inception. Ms. Tiffany has also been employed with WFA since January 1993. From 1993 to September 1995, Ms. Tiffany was a Senior Analyst and Associate in WFA's accounting and asset management departments. Ms. Tiffany was a Vice President in the asset management and investor relations departments of WFA from October 1995 to December 1997, at which time she became the Chief Operating Officer of WFA. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group.

         The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to us at our address set forth below:

                 Via U.S. Mail or overnight Courier:         Attention:  Special Projects Department
                                                             5 Cambridge Center
                                                             9th Floor
                                                             Cambridge, Massachusetts 02142


                 Via Facsimile:                              (617) 234-3310


                 For Information Call:                       (888) 448-5554




         Any questions or requests for assistance or for additional copies of this offer to purchase or the letter of transmittal may be directed to us at the telephone number and address listed above. To confirm delivery of your letter of transmittal and related documents, please contact us.